ORKLA

www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

Trade subject to notification - options

On 12 December 2008, in connection with Orkla's option programme, 80 000 options in Orkla-shares were exercised at a strike price of NOK 27.20 per share.

In addition, 15 000 synthetic options were exercised at a strike price of NOK 20.51 per share.

A total of 10 567 165 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 1 400 000 underlying shares in the hedge-position related to the remaining 586 500 synthetic options of the cash bonus programme.

Orkla holds 11 971 772 treasury shares.

Orkla ASA,
Oslo, 15 December 2008

Contact:
Lars Røsæg, Orkla Investor Relations.
Tel.: +47 22 54 44 26

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ORKLA
www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

TRADE SUBJECT TO NOTIFICATION – EMPLOYEE SHARES 2008

We refer to the notice to the Oslo Stock Exchange dated 13 November 2008 regarding Orkla's offer to its employees to buy Orkla-shares. On 12 December 2008, Orkla transferred 1,990,613 Orkla-shares to its employees.

After this transaction Orkla owns 12,051,772 Orkla-shares.

A total of 10,647,165 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 1,400,000 underlying shares in the hedge-position related to the remaining 601,500 synthetic options of the cash bonus programme.

Orkla ASA
Oslo, 15 December 2008

Contact:
Rune Helland, SVP Investor Relations,
Tel.: +47 2254 4411

ORKLA
www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

Trade subject to notification – Håkon Mageli

Håkon Mageli, SVP Corporate Affairs in Orkla, Friday transferred 29 755 shares in Orkla ASA at a share price of NOK 40.80 to Matrospynten AS, org.no.: 993405809.

Matrospynten is Mageli's wholly-owned company. After this transaction, Mageli and his close associates own 51 736 shares and 90 000 options in Orkla ASA.

Orkla ASA,
Oslo, 15 December 2008

Contact:
Lars Røsæg, Orkla Investor Relations.
Tel.: +47 22 54 44 26

Notification to the Oslo Stock Exchange

ORKLA

www.orkla.no
P.O. Box 423 Skøyen, N-0213 Oslo Telephone: +47-22 54 40 00 E-mail: info@orkla.no

Mandatory notification of trade - options

On 15 December 2008, under its option programme for executive management, 101,665 Orkla options were exercised at a strike price of NOK 27.20.

In addition, 90,000 options under the cash bonus programme were exercised at a strike price of NOK 20.20 and 37,500 cash bonus options were exercised at a strike price of NOK 20.51.

On the last day of the exercise period, 15 December 2008, President and CEO Dag J Opedal exercised 90,000 options under the cash bonus programme at a strike price of NOK 20.20. After this transaction, Mr Opedal and related parties hold 1,300,000 options and 260,000 synthetic options (cash bonus), as well as 307,899 shares in Orkla ASA.

On the last day of the exercise period, 15 December 2008, Executive Vice President Torkild Nordberg exercised 66,665 options at an exercise price of NOK 27.20, of which 48,665 options were settled by Orkla in cash. Mr Nordberg has kept 18,000 shares with an average share price of NOK 40.60 per share. On the last day of the exercise period, 15 December 2008, Mr Nordberg also exercised 37,500 options under the cash bonus programme at an exercise price of NOK 20.51. After this transaction, Mr Nordberg and related parties hold 307,500 options and 0 synthetic options (cash bonus), as well as 45 551 shares in Orkla ASA.

Orkla has also cancelled 188,500 options with an average strike price of NOK 74.14 which were awarded to employees who have now left the Group.

Consequently, the total number of options issued in Orkla shares is now 10,277,000. Orkla also has exposure through a cash-settled financial derivative of 1,400,000 underlying shares in the hedge position related to 459,000 synthetic options in the remaining part of the cash bonus programme.

Orkla currently holds 11,870,107 treasury shares.

Orkla ASA,
Oslo, 16 December 2008

Contact points:
Rune Helland, SVP Investor Relations,
Tel.: +47 22 54 44 11

Lars Røsæg, Orkla Investor Relations
Tel.: +47 22 54 44 26

ORKLA
www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

Trade subject to notification – Employee Shares 2008

Reference is made to the notice to the Oslo Stock Exchange dated 15 December 2008 regarding Orkla`s offer to its employees to buy Orkla-shares. Following a final adjustment, a further 884 shares has been transferred to Orkla-employees on 18 December 2008.

Following this, a total of 1 991 497 Orkla-shares has been transferred to its employees in connection with the Employee Shares 2008 programme.

Orkla owns 11 869 223 treasury shares.

Orkla ASA,
Oslo, 19 December 2008

Contact:
Lars Røsæg, Orkla Investor Relations
Tel.: +47 22544426

END